28 Liberty Street, 41st Floor New York, NY 10005 D / 212-238-8619

January 19, 2024

via edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	Timothy Levenberg
Irene Barberena-Meissner

Re:	Greenfire Resources Ltd. Registration Statement on Form F-1/A Filed December 1, 2023 File No. 333-275129

Ladies and Gentlemen:

On behalf of our client, Greenfire Resources Ltd. (the “Company”), we are submitting this letter to the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) to aid in the Staff’s review of the second amendment to the Company’s registration statement on the Form F-1 (the “Amended Registration Statement”), which was filed with the SEC on the date hereof. Terms used and not defined in this letter have the meanings given to them in the Amended Registration Statement.

The Staff has advised us by a phone call that they did not plan to issue written comments to the Company’s first amendment to its registration statement on Form F-1 filed with the SEC on December 1, 2023 (the “Registration Statement”). The Amended Registration Statement includes the changes summarized below, which were made to correct or update certain information in the Registration Statement:

●	Revisions to the cover page, tables in the “Beneficial Ownership of the Company’s Securities” and “Selling Securityholders” sections, and corresponding disclosure elsewhere in the Amended Registration Statement setting out the total number of securities covered by the Amended Registration Statement, the amount of those securities that are held by “Greenfire Holders”, and that are subject to a Lock-up Agreement. The changes are to reflect a correction to the number of warrants held by two Greenfire Holders, a correction to the calculation of certain percentages, and to include securities issued to three additional selling securityholders that were not previously listed in the Registration Statement (and who are not subject to the Lock-up Agreement). The Company has also revised Exhibit 107 to reflect payment of fees for the additional Common Shares and Company Warrants covered by the Amended Registration Statement.

●	On the cover page, in the “Description of the Company Securities”, and related risk factors to disclose that since the filing of the Registration Statement, the Company has applied to list the Common Shares on the Toronto Stock Exchange.
●	In the definitions, certain risk factors, the “Business” section and MD&A to consistently reflect that the Company’s former “Letter of Credit Facility” was replaced by the “EDC Facility” in November 2023, to disclose the amount of outstanding indebtedness as of a more recent date, and to describe in more detail certain terms of the Company’s debt instruments consistent with the description that the Company has included in other public filings.

●	To the risk factor describing risks associated with disruptions resulting from the COVID-19 pandemic to describe the continuing impact on economic activity and the oil and gas industry after the passage of time.
●	To the “Business” section to describe certain recent operational updates and changes to Canadian environmental regulations that the Company has disclosed in its other public filings and to set out the number and location of the Company’s employees.
●	In “Management” to list an additional executive officer and to describe certain bankruptcy proceedings of third-party entities associated with directors of the Company.
●	To update the “Executive Compensation” section with compensation information for the year ended December 31, 2023 available as of the date hereof. In response to the Staff’s comment letter, dated January 19, 2024, in respect of the Company’s Correspondence filed January 12, 2024, the Company has revised the disclosure on page 117 of the Amended Registration Statement to describe when 2023 bonus amounts are expected to be determined, paid, and disclosed.
●	In the Exhibits, to file new consents of the Company’s auditors, a revised Fee Table, as described above, and the most recent amendments to the Company’s previously filed marketing agreements with the Petroleum Marketer.

In addition to the above, the Company has updated disclosure of, and calculations based on, the recent trading price of the Common Shares and made certain other minor corrections and stylistic changes for clarity.

Please advise us if we can provide any further information or assistance to facilitate your review of the Amended Registration Statement. If the Staff should have any questions, or would like further information concerning the revisions described herein or the Amended Registration Statement, please do not hesitate to contact the undersigned at (212) 238-8619.

We thank you in advance for your attention to the above.

Sincerely,

/s/ Guy P. Lander
Guy P. Lander

cc:	Robert Logan, Chief Executive Officer and Director, Greenfire Resources Ltd.
Tony Kraljic, Chief Financial Officer, Greenfire Resources Ltd.
Ted Brown, Burnet, Duckworth & Palmer LLP